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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		Bogle	Edward	W.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Exploration	January 23, 2003
OLD POSITION(S)
Executive Vice-President, Exploration	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003

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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		Hares	T.N. (Nigel)	D.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Frontier and International Operations	January 23, 2003
OLD POSITION(S)
Executive Vice-President, Frontier and International Operations	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003

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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		Horler	Joseph	E.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Marketing	January 23, 2003
OLD POSITION(S)
Executive Vice-President, Marketing	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003

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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		McDonald	Michael	D.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Finance and Chief Financial Officer	January 23, 2003
OLD POSITION(S)
Executive Vice-President, Finance and Chief Financial Officer	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003

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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		Mitchell	Robert	W.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Canadian Operations	January 23, 2003
OLD POSITION(S)
Executive Vice-President, North American Operations	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003

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FORM:3	Company Name:	Talisman Energy Inc.	Stock Symbol:	TLM

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
		Redgate	Robert	M.
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

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CHECK HERE	Addition (new appointment)

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE	Deletion (termination or resignation)

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE	Change in Position / Title

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
Vice-President, Human Resources and Corporate Services	January 23, 2003
OLD POSITION(S)
Executive Vice-President, Corporate Services	January 23, 2003
NEW POSITION(S)

For Non-Exempt Company: Has a Personal Information Form been filed with TSX?

YES NO (NOT APPLICABLE – EXEMPT COMPANY)
DATE FILED
Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Christine Lee
PHONE / EMAIL	403-237-1184 / clee@talisman-energy.com
DATE	February 6, 2003